UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC File Number: 000-5896
CUSIP Number: 469783104

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I — REGISTRANT INFORMATION

Jaco Electronics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

145 Oser Avenue
Address of Principal Executive Office (Street and Number)

Hauppauge, New York 11788
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 because the Company needs additional time due to unanticipated delays in coordinating the completion and approval of the report and certain disclosures required to be made therein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey D. Gash	(631) 273-5500

(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s).

☒  Yes     ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported on a Form 8-K filed January 13, 2009, on January 7, 2009, the Registrant announced that it had entered into an Asset Purchase Agreement with WPG Americas, Inc. pursuant to which WPG Americas, Inc. purchased certain assets and assume certain liabilities used in the Registrant’s business of distributing passive and active electronic components and supporting technology products and services. As a result, the operations of this business are reported as a discontinued business and are excluded from the continuing results of operations for the three and nine months ended March 31, 2009. Net sales from continuing operations for the three months ended March 31, 2009 decreased to $10.7 million from $14.9 million for the three months March 31, 2008. For the three months ended March 31, 2009 operating profit from continuing operations was $0.7 million as compared to $0.03 million for the three months ended March 31, 2008. For the three months ended March 31, 2009 and 2008 loss from discontinued operations was $0.4 million and $0.1 million, respectively and net income (loss) per share was $0.03 and $(0.09), respectively. Results from continuing operations for the three months ended March 31, 2009 included a claim settlement of approximately $1.5 million. In addition the net proceeds for the sale and the collections of the accounts receivable of the discontinued business were used to repay the Registrant’s indebtedness under its credit facility and therefore the assets and liabilities of the Registrant are significantly lower than the prior period reported.

JACO ELECTRONICS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2009	By:	/s/ Jeffrey D. Gash
Executive Vice President - Finance & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).